                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2002

                   Commission File Number ____________________

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                               (Registrant's name)

       500, 56 EAST 2ND AVENUE VANCOUVER, BRITISH COLUMBIA, CANADA V5T 1B1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F______ Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes______ No______


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, XXXX XXX Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 18, 2002




By:
/s/ Juliet Jones
----------------------------------------------------------------------------
JULIET JONES
President and CEO

[LOGO PEACH ARCH]


FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002

AMERICAN STOCK EXCHANGE - PAE

TORONTO STOCK EXCHANGE - PAE.A, PAE.B



This document includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes.

TO OUR SHAREHOLDERS


In fiscal 2002 we made meaningful progress in light of the many challenges that we faced. The challenges we faced are not unique to Peace Arch. In fact, many major entertainment companies around the world have been feeling the effect of these difficult times. During fiscal 2002:

o We shifted our focus from dramatic television programming to factual programming in response to a shift in market demand. Our factual programming subsidiary experienced its best year ever,

o Our prime-time television series ANIMAL MIRACLES (MIRACLE PETS in the United States) was renewed for a third season. This program and other factual programs have significant unsold territories which are expected to contribute short-term cash flow to our operations,

o We sold our two remaining real estate properties for net proceeds of $6.9 million,

o We increased our working capital by $5 million by restructuring a $7.9 million current liability into 10% interest-bearing long-term debt,

o We refinanced $5.7 million of subordinate debt that was in default due to a shortfall in working capital, primarily the result of non-payment by a US broadcaster and sales shortfalls due to a poor US syndication market,

o We repaid $7.5 million of subordinate debt and $16.6 million of bank indebtedness with cash flows generated from operations and from net proceeds from sales of our real estate properties. Subsequent to the end of the year we repaid the remaining $537,000 of subordinate debt. During the year we paid $2.0 million in interest, which is expected to significantly decrease in fiscal 2003 due to this substantial repayment of debt, and

o We reduced selling, general and administrative expense by 31% during the year.

During the year we experienced a significant reduction in revenue, resulting mainly from a worldwide downturn in the market for dramatic television programming. However, our ability to recognize and respond quickly to changes in market conditions enabled us to shift our focus from dramatic television programming to factual programming, to meet market demand. Although factual programming contributes significant rights to our television library, it contributes modest revenues. During the year we were in production of 13 episodes of WHISTLER STORIES for Life Network in Canada, ANIMAL MIRACLES for Life Network and Pax TV in the US, and several award-winning documentary specials. We will continue our efforts to build our factual programming library.

Subsequent to August 31, 2002, and subject to shareholder approval, we entered into an agreement with one of Canada's largest independent motion picture producers, to acquire its interest in five films that are in production, together with certain related assets, and to continue its future operations. The Company, GFT Entertainment, focuses on producing feature films with budgets from $4 to $25 million, designed for the theatrical marketplace as well as television and DVD arenas. Over the past five years, GFT Entertainment has produced over 30 feature films.

To close at the same time as the acquisition, and subject to shareholder approval, we have agreed to issue shares, pursuant to a private placement with third parties, for cash proceeds of $1.5 million. Also, in connection with these transactions we will restructure our term debt with a remaining balance of $7.6 million and a third party loan guarantee to a US bank in the amount of US$1.1 million. Under restructuring agreements we have agreed that the repayment and security for these liabilities will be restricted to the income streams and assets of the Company immediately prior to closing the acquisition. There are no set repayment dates, however any principal amounts outstanding at December 31, 2004 with respect to the term debt and December 31, 2005 with respect to the guarantee may be converted into Class B Subordinate Voting Shares at a premium to the current market price.

         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

This acquisition will expand our program library into the area of theatrical motion pictures, which has a relatively strong worldwide market when compared with the currently weak market for dramatic television series. This complementary business will assist us in diversifying our program mix. As well, the acquisition will strengthen our management team. Gary Howsam, who has over 20 years of experience in senior level roles in the entertainment industry, will become President and CEO of the Company. Under his direction, we will continue to focus on building the Company's programming library and building long-term shareholder value.

The above transactions will be a significant accomplishment for the Company, as they will not only address the Company's current working capital position, but will also put the Company on strong footing for future growth.
[GRAPHIC OMITTED][GRAPHIC OMITTED]

I would like to thank our employees, directors and shareholders for their support over the past year.


/s/ Juliet Jones
---------------------------------------
Juliet Jones
President and Chief Executive Officer





         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

GENERAL

We develop, produce and distribute proprietary television programming for worldwide markets. These activities have comprised our core business since 1996, when we commenced taking ownership in our programming. Peace Arch continues to operate its other businesses, which include production activities on a fee for service basis. Our growth is dependent on our ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce and market our proprietary programming.

Our business operates through several subsidiaries, which are established for each production or series. The costs of production are financed by advances obtained from customers, borrowings under a bank credit facility, contributions from equity participants and working capital. Typically, we retain the rights to our proprietary programming for exploitation in future periods and in additional markets and media.

Revenues and expenses for television programming are realized when the license period has commenced and the program or episode has been shipped. Deferred revenues represent payments received in advance of a program or episode revenue being realized.

Generally, the costs incurred in producing a film or television program are capitalized. These costs include direct production costs, certain exploitation costs, production overhead and interest relating to financing the project. Until the date a program is completed, these costs are capitalized into "Productions in progress" on the consolidated balance sheet. Costs related to completed proprietary programming are included, net of tax credits and amortization, in "Investment in television programming" on the consolidated balance sheet. Tax credits are recorded when a program or episode is complete and reasonable assurance exists of the amount realizable.

OPERATING RESULTS

The Company's continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary television programming, but also on its ability to distribute its programming in all markets and media throughout the world. The impact of economic recession in the United States and Europe has sharply reduced the demand for television programming. In particular, due to a decline in United States advertising revenues and a general downturn in international television markets, earning revenues from our library of proprietary programming and commencing production of new dramatic programming has been a challenge in fiscal 2001 and 2002. This reduced demand contributed to an acceleration of amortization of capitalized costs related to certain television programs. World television markets are an important factor for the growth and success of our television business in the future.

In accordance with Company policy, during fiscal 2002 we wrote off the remaining unamortized cost of goodwill of approximately $166,000 related to our 1995 acquisition of The Eyes Multimedia Productions Inc. as the Company determined that the goodwill balance could not be supported by future undiscounted cash flows. During fiscal 2001, we wrote off the remaining unamortized cost of goodwill of $2.7 million related to our 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.).

The net loss for the year ended August 31, 2002 was $7.0 million compared to a net loss of $14.3 million (2000 - $3.3 million) in 2001.


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

The net loss before taxes for 2002 decreased by 44% over the prior comparable year, primarily due to substantial non-cash charges taken in the prior year. The net loss before taxes for 2002 was comprised 30% of interest expense, 2% of a write off of purchase goodwill, 77% from other operations, and (9%) of other income and gains. For the year ended August 31, 2001, net losses before taxes increased by 365% over the prior comparable year, primarily due to the write down of goodwill, and the increased amortization of the capitalized costs of our investment in television programming, resulting from a change in accounting policy.

REVENUE. The Company reported an 88% reduction in revenue for fiscal 2002, from $54.9 million to $6.5 million, due to a reduction in the amount of dramatic television programming produced and sold in 2002. Revenue for fiscal 2001 increased by 58% to $54.9 million up from revenue of $34.7 million for the prior comparable year. Due to the worldwide reduction in demand for programming, and reduced cash flow available for development, the Company has experienced a sharp decline in its production and distribution activities for dramatic television programming, which typically makes up the majority of its revenues. During the year the Company increased production of lifestyle and documentary programming, which reports less revenues but adds value to the company's library of television programming.

During the year ended August 31, 2002, approximately 43% of revenue was derived from the production and distribution of proprietary programming, compared with 84% in 2001 and 92% in 2000. For 2002, revenue from proprietary programming decreased by 94% in comparison to 2001. For 2001, revenue from proprietary programming increased by 45% in comparison to 2000. During 2002, we delivered 13 episodes of the second season of our prime-time series "Animal Miracles", eight episodes of our new 13-episode series "Whistler Stories", and our one hour documentary special "Rites of Passage".

Production services revenue represented 55% of total revenue compared with 16% in 2001 and 8% in 2000. The increase in the relative amount of service revenues for 2002 was primarily due to the significant decrease in proprietary programming for the year. Production services revenue for 2002 included delivery of the remaining four episodes of the 13-episode series "Sausage Factory" and for 2001 included 9 episodes.

Management anticipates that revenue for the first two quarters of 2003 will reflect a decrease when compared to the comparable quarters of fiscal 2002 due to a reduction in the amount of production services revenues. We anticipate that we will deliver our third 13-episode season of "Animal Miracles", the remaining five episodes of our 13-episode series "Whistler Stories", and our one-hour documentary specials "Raven in the Sun" and "Fantasy Lands".

AMORTIZATION OF TELEVISION PROGRAMMING. During fiscal 2002 we earned a gross margin (loss) on our proprietary programming of (41%), compared with (11%) for 2001 and 2% for 2000. We periodically review our estimates for future revenue from television programming and adjust amortization accordingly.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense decreased by 31% primarily due to cost cutting measures, including staff reductions. We have taken further steps to reduce certain selling, general and administrative expenses for fiscal 2003.

BAD DEBT EXPENSE. During fiscal 2001, the Company guaranteed a loan to a maximum of US$2.1 million on behalf of a co-production partner. At August 31, 2002, the amount of the outstanding related debt was $1.7 million (US$1.1 million). During fiscal 2002, the Company recognized its obligation as an increase in debt and an increase in receivable from the co-producer. As the amount was not deemed recoverable, the receivable balance was written off.

INTEREST EXPENSE. Interest expense of $2.4 million includes interest on long-term debt of $1.6 million, non-cash amortization of deferred finance and debt discount costs of $0.7 million, and $14,000 of interest on bank indebtedness and other balances. Interest on long-term debt includes $0.1 million related to loans to acquire plant and equipment and $1.5 million related to other long-term debt.

Interest expense increased by 3% in 2002 over the prior year. The reduction in interest expense for the year due to the substantial repayment of debentures and the repayment of mortgages from the proceeds of the sale of the Company's


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)


remaining real estate properties, was offset by the increase in interest rate for the debentures and the restructuring of a non-interest bearing liability of $7.6 million into a 10% interest-bearing term debt.

Interest expense is expected to decrease in 2003 due to the substantial repayment of debentures bearing interest at rates ranging from 18% to 36%.

In fiscal 2002, $671,000 of interest on bank indebtedness relating to production of our television programs was capitalized. In 2001 and 2000, interest on bank indebtedness capitalized in each year was $1,066,000 and $82,000, respectively.

TAXES. At August 31, 2002, we had operating losses for tax purposes of $27.0 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2002, we reported an effective tax rate of (9.8%) which is comprised of the corporate statutory income tax rate of (40.3%), a (4.1%) increase from the utilization of previously unrecognized tax losses, less 5.6% due to non-deductible expenses, and less 29.0% for the change in valuation allowance of future tax assets. Our effective tax rate for fiscal 2001 was 2.3% (2000 - 8.8%) comprised of the statutory income tax rate of (45.0%), an increase of (0.4%) from the utilization of previously unrecognized tax losses, less 2.4% for non-deductible expenses, and less 45.3% for the change in valuation allowance of future tax assets.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingencies.

The Company bases its estimates on historical experience and other assumptions and information that it believes are reasonable in the circumstances. Actual results may differ from these estimates. The Company's most significant use of estimates and assumptions used in preparing its consolidated financial statements relate to assessing the underlying value of the investment in television programming, productions in progress, goodwill, accounts and tax credits receivable.

The Company records amortization of television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future television programming revenue and fair value are impacted by changes in general economic or industry conditions and market preferences. These factors are primarily outside of the Company's control. In addition, changes to the Company's distribution operations in the future due to restructuring or other business decisions may impact management's estimates of future cash flows. Management makes its estimates of future cash flows based on its best estimates of future economic conditions as they impact the Company. These estimates are reviewed periodically in accordance with Company policy. Significant decreases in future estimates of revenue may result in accelerating amortization of television programming costs or requiring unamortized costs and productions in progress being written down to their fair value, based upon estimated future discounted net cash flows from the related productions or series.

The Company assesses the impairment of identifiable intangible assets, long-lived assets (excluding the investment in television programming which is described above) and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant underperformance relative to historical or budgeted strategy, significant negative industry or economic trends, or a significant decline in the Company's stock price or market capitalization for a sustained period of time. When the Company determines that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable due to the existence of indicators of impairment, the Company measures impairment, if any, based upon projected net undiscounted cash flows expected to be generated by those assets. During the year


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)



ended August 31, 2002, the Company wrote down the remaining balance of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc., as the Company determined that the goodwill balance could not be supported by future undiscounted cash flows.

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers or note holders are not able to make required payments or if the Company no longer becomes eligible to receive tax credits claimable under Canadian federal and provincial government assistance programs. Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms, and the Company's ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company's accounts and other receivable balances. If the Company determines that the financial condition of any of its debtors deteriorates, increases in the allowance may be made.

The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at August 31, 2002, there are certain conditions that currently exist which raise doubt about the validity of this assumption. While the Company has entered into agreements to raise additional funds, restructure certain obligations and acquire a business and assets, these proposed transactions are subject to shareholder approval and are, therefore, not assured. If the Company fails to complete these proposed transactions or other financing it may be required to significantly reduce or cease operations and liquidate assets, or seek potential buyers of the Company.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2002, we had available cash or cash equivalents of $1,968,000.

We are required to fund significant expenditures to produce television programs in advance of receipt of revenues from these programs, which are received over an extended period of time after their completion. We typically finance the capitalized costs of our proprietary television programming through presales from customers, borrowings under our bank credit facility, contributions from equity participants and working capital. In the past, we have also funded our capital requirements through the issuance of shares, warrants and debt. We use leases to finance the acquisition of our production equipment.

During the year, $19 million was contributed by operating activities, compared to $12.7 and $5.1 million being used for operating activities in 2001 and 2000, respectively. Included within the operating activities is the 2002 investment in television programming of $1.6 million, compared with $52.1 million in 2001 and $31.6 in 2000. Also included in operating activities is a $20.7 million inflow from changes in non-cash working capital, primarily due to a $24.3 million reduction in accounts and other receivables, net of other operating items. In 2001 and 2000, the Company reported a use of funds from changes in non-cash working capital of $1.1 million and $2.4 million, respectively. During the year, investing activities contributed cash flow of $6.4 million, compared with a use of cash from investing activities of $0.3 million in 2001 and $1.3 million in 2000. Investing activities for the year were comprised mainly of the sale of the Company's remaining real estate properties. We used $27.4 million in fiscal 2002 for financing activities, comprised of $16.6 million used to repay our senior bank debt and $10.9 million used to repay long-term debt. In the prior year, $12.6 million was contributed from financing activities primarily from the increase in senior bank debt and in 2000, $6.4 million was contributed from financing activities primarily from the issuance of debentures.

We finance our production activities through our bank credit facility, which bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payments of interest only drawn under the credit facility. The facility is secured by refundable tax credits and a general security interest on our assets. During the year ended August 31, 2002, we reduced borrowings under our credit facility by $16.6 million, compared with an increase in borrowings of $12.7 million in the prior year.


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)


By November 30, 2001, we had repaid $2.2 million of our $7.9 million of our convertible debentures. On November 30, 2001, we refinanced $5.7 million of the debentures and entered into an amended loan agreement to extend the maturity of the debentures to December 31, 2002, from February 16, 2002. Under the amendment, with the exception of $251,963 of debentures due to Officers of the Company, the interest rate was increased to 36% per annum, compounded monthly, and payable monthly. The amended agreement was structured with no prepayment penalties and we repaid a further $5.2 million during the balance of 2002. Subsequent to August 31, 2002, we repaid the remaining balance of $537,000, including the amounts due to officers.

The Company's consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of operations. There is substantial doubt about the appropriateness of the Company's use of the "going concern" assumption because of significant losses from operations, material working capital and shareholders' deficiencies as at August 31, 2002, contingency related to the listing of its shares, non-compliance with certain debt covenants, and dependence upon the continued financial support of its secured lenders. The Company's consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate.

Subsequent to August 31, 2002, we entered into an agreement to issue common shares of the Company for the acquisition of a business and certain related assets for a price of $2.5 million and for a private placement financing for cash proceeds of $1.5 million. We also entered into an agreement to restructure our $7.6 million term debt, restricting its security to assets of the Company immediately prior to the above transactions, and to limit repayment of this debt to the net income streams from these assets. In the event that there is a balance of the debt remaining on December 31, 2004, the creditor at its option, for a period of 90 days, may convert the debt to common shares of the Company at a price equal to the greater of $3.00 and the lesser of the average trading price and $5.00 per share. We also entered into an agreement to reconstitute our loan guarantee to the Comerica Bank, whereby the Comerica Bank would release the Company from the guarantee and would be repaid the amount of its guarantee out of the net income streams of the above assets after repayment of the term debt. In the event that there is any amount outstanding under this guarantee on December 31, 2005, the Comerica Bank, at its option, for a period of 90 days, may convert such balance to common shares of the Company at a price of $5.00 per common share. These transactions are contingent on each other and are subject to shareholder and regulatory approvals.

In the event that we do not complete these transactions, we believe that we will not have adequate resources to meet our cash requirements into 2003. If the business climate does not improve so that we may earn revenues from our library of television programming, if we are unable to raise capital from outside sources, and if we do not have the continued support of our creditors, it is likely that we will be unable to continue operations.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact revenues and earnings from operations. In addition to interest rate risk and credit risk, that is referred to in the notes to the consolidated financial statements, there are several other risks specific to Peace Arch and our industry.

BUSINESS RISKS

The business of producing and distributing television programming is highly competitive. We face intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources. We compete with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.

Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. Cash flows may also fluctuate and may not directly correspond with revenue recognition.


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)


Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond our control. These factors may delay or prevent completion of a production. If there are significant cost overruns, we may have to seek additional financing to complete the production. Financing on terms acceptable to us may not be available. We may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of television programming depend primarily upon acceptance by the public, which is difficult to predict. Some or all of our proprietary television programs may not be commercially successful, resulting in our failure to recoup its investment or realize its anticipated profits.

The film and television industry in British Columbia operates under collective agreements with several unions. In the event that one or more of these unions should take strike action, we may be unable to hire the required personnel to produce our programming. This could result in a delay or cancellation of production, causing a reduction in revenues and operating profits.

Investments in television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program. As a result of our policy, we typically amortize a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

Our revenues have decreased from $54.9 million for fiscal 2001 and $34.7 million for fiscal 2000 to $6.5 million for fiscal 2002. There is no assurance that we will have the liquidity and financial resources to achieve future revenue growth or maintain current revenue. In addition, if the proposed acquisition and financing transactions are not completed, we may fail to make the contracted payments or meet the financial terms of our debt, causing our lenders to demand immediate repayment of our debt.

GOVERNMENT INCENTIVES

Refundable tax credits and other government incentives are important to our business. If these tax credits and incentives were to be discontinued, we may be unable to pursue our growth strategy.

CURRENCY RISK

We receive a portion of our revenues from U.S. and international sources in U.S. dollars, while our costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. We do not maintain US currency balances in excess of our estimated US payables. In addition, costs may be payable in currencies other than Canadian and US dollars. Occasionally we use derivative instruments to reduce our exposure to foreign currency risk. At August 31, 2002, we have no derivative financial instruments outstanding.

INFLATION

Historically, inflation has not had a material impact on our results of operations.

OUTLOOK

Our primary objective is to expand our operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value. We will continue to focus on programming that has worldwide market appeal.

Due to a reduction in demand for high cost drama programming as a result of downward price pressure on worldwide television markets, we experienced a significant reduction in our production levels of dramatic programming. We will periodically evaluate our development activities for dramatic television programming, based on the worldwide market for this programming. We will continue our efforts to license our completed productions.


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)


In response to this shift in demand, we increased the production of factual programming, which has a relatively lower cost. Our factual programming subsidiary that produces high quality lifestyle programming, documentaries and reality series, experienced its best year ever, adding significant rights to its program library. In the ensuing year, we will continue to focus on the growth of our factual programming library.

We will endeavor to expand our business internally and by merger and acquisition activities. We have entered into an agreement, subject to shareholder approval, to acquire the business of GFT Entertainment ("GFT") and certain related assets. GFT is one of Canada's largest independent motion picture producers. With the proposed acquisition of this complementary business, we will expand our program library in the area of theatrical motion pictures. We will focus on creating feature films, with budgets between $4 million and $25 million, designed for the theatrical marketplace as well as television and DVD markets. We anticipate that this proposed acquisition, in addition to adding significant revenues and library value, will add valuable management resources and operational strength.

Subject to closing the proposed acquisition, Gary Howsam, the President of GFT, who has over 20 years of experience in senior level roles in the entertainment industry, will become President and CEO of the Company. Under his direction, we will continue to focus on building the Company's programming library and building long-term shareholder value.



STATEMENT OF MANAGEMENT'S RESPONSIBILITY


The management of Peace Arch Entertainment Group Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is composed of three non-management directors who are appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditor's report. The audit committee reported its findings to the Boards of Directors who have approved the consolidated financial statements

The Company's independent auditors, KPMG LLP, have audited the consolidated financial statements and their report follows [GRAPHIC OMITTED][GRAPHIC OMITTED]



/s/ Juliet Jones
----------------------------------------
Juliet Jones
President and Chief Executive Officer

December 17, 2002


         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended August 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended August 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that in our opinion these principles have been applied, after giving retroactive effect to the change in accounting for net loss per share as described in note 3(k), on a consistent basis.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
December 6, 2002, except for note 21 which is as of December 17, 2002


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated December 6, 2002, except for note 21 which is as of December 17, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.



/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
December 6, 2002, except for note 21 which is as of December 17, 2002



         PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS
                      ENDED AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 2001 AND 2002



(Expressed in thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               2001                 2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                   $   3,977            $   1,968
Accounts and other receivables (note 4)                                                        28,203                3,871
Productions in progress                                                                         3,039                1,356
Prepaid expenses and deposits                                                                     459                  206
Investment in television programming (note 5)                                                   3,667                2,332
Property and equipment (note 6)                                                                 7,277                  842
Deferred costs                                                                                    410                  188
Goodwill and trademarks (note 7)                                                                  238                    -
----------------------------------------------------------------------------------------------------------------------------

                                                                                            $  47,270            $  10,763
============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Bank indebtedness (note 8)                                                                  $  18,447            $   1,855
Accounts payable and accrued liabilities                                                       12,876                2,650
Deferred revenue (note 17(a))                                                                   3,191                1,197
Deferred gain (note 9)                                                                              -                  436
Debt (note 12)                                                                                 11,215                9,892
----------------------------------------------------------------------------------------------------------------------------
                                                                                               45,729               16,030
----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency):
  Share capital (note 13)                                                                      31,870               31,870
  Authorized:
    100,000,000 Class A Multiple Voting Shares without par value Issued -
      1,091,875 (August 31, 2001 - 1,105,875)
    100,000,000 Class B Subordinate Voting Shares without par value Issued -
      2,795,969 (August 31, 2001 - 2,781,969)
    25,000,000 Preference Shares, issuable in series without par value
      Issued - nil
  Other paid-in capital (note 12)                                                                 467                  680
  Deficit                                                                                     (30,796)             (37,817)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                1,541               (5,267)
----------------------------------------------------------------------------------------------------------------------------

                                                                                            $  47,270            $  10,763
============================================================================================================================


Future operations (note 2)
Commitments and contingencies (notes 17)
Subsequent events (note 21)

/s/ Cameron White                                   /s/ Juliet Jones
-----------------------                             ----------------------------
    Cameron White                                       Juliet Jones
    Director                                            Director


               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002



(Expressed in thousands of Canadian dollars except per share information)
---------------------------------------------------------------------------------------------------------------------------------
                                                                        2000                   2001                 2002
---------------------------------------------------------------------------------------------------------------------------------
Revenue                                                              $   34,663           $   54,900            $    6,494

Expenses:
  Amortization of television programming and Production
    costs (note 3(d))                                                    31,144               57,612                 6,639
  Other costs of production and sales                                     2,157                1,755                   615
  Other amortization                                                        781                  748                   476
  Selling, general and administrative                                     3,668                4,521                 3,101
  Bad debt (note 17(b))                                                       -                    -                 1,675
----------------------------------------------------------------------------------------------------------------------------
                                                                         37,750               64,636                12,506
----------------------------------------------------------------------------------------------------------------------------

Loss from operations before undernoted                                   (3,087)              (9,736)               (6,012)

Interest income                                                             775                  499                   597
Interest expense (note 14)                                                 (963)              (2,295)               (2,364)
Loss on write-down of assets (note 7)                                         -               (2,665)                 (166)
Gain on sale of assets (note 9)                                             272                  233                   176
----------------------------------------------------------------------------------------------------------------------------
                                                                             84               (4,228)               (1,757)
----------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                 (3,003)             (13,964)               (7,769)
Income tax expense (recovery)  (note 11)                                    265                  316                  (748)
----------------------------------------------------------------------------------------------------------------------------

Net loss                                                             $   (3,268)         $   (14,280)           $   (7,021)
============================================================================================================================


Basic net loss per common share (note 15)                            $    (0.86)          $    (3.71)           $    (1.81)
============================================================================================================================


Diluted loss per common share (note 15)                              $    (0.86)          $    (3.71)           $    (1.81)
============================================================================================================================


               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                       CONSOLIDATED STATEMENTS OF DEFICIT
               FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002



(Expressed in thousands of Canadian dollars)
---------------------------------------------------------------------------------------------------------------------------------
                                                                        2000                   2001                 2002
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                          $   (13,248)          $   (16,516)          $   (30,796)

Net loss for the year                                                    (3,268)              (14,280)               (7,021)
----------------------------------------------------------------------------------------------------------------------------

Balance, end of year                                                $   (16,516)          $   (30,796)          $   (37,817)
============================================================================================================================





















               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED AUGUST 31, 2000, 2001 AND 2002



(Expressed in thousands of Canadian dollars)
---------------------------------------------------------------------------------------------------------------------------------
                                                                        2000                   2001                 2002
---------------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net loss                                                         $  (3,268)           $  (14,280)           $   (7,021)
    Items not involving cash:
       Amortization of television programming (note 3(d))               31,144                50,970                 4,070
       Amortization of deferred finance costs                               28                   358                   470
       Other amortization                                                  781                   748                   476
       Interest on debt discount                                            48                   221                   250
       Future income taxes                                                (124)                    -                     -
       Loss (gain) on sale of assets                                       290                  (233)                 (176)
       Loss on write-down of assets (note 7)                                 -                 2,665                   166
       Bad debt (note 17(b))                                                 -                     -                 1,675
    Investment in television programming                               (31,599)              (52,077)               (1,577)
    Changes in non-cash operating working capital
    (note 16)                                                           (2,361)               (1,105)               21,674
----------------------------------------------------------------------------------------------------------------------------
                                                                        (5,061)              (12,733)               20,007
----------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Increase in deferred costs                                            (998)                 (142)                 (430)
    Increase in goodwill and trademarks                                    (39)                  (17)                   (1)
    Property and equipment acquired                                       (589)                 (178)                  (44)
    Reduction of note receivable                                           817                     -                     -
    Proceeds on sale of assets, net (note 9)                                 -                     -                 5,870
    Acquisition of assets (note 10)                                       (477)                    -                     -
----------------------------------------------------------------------------------------------------------------------------
                                                                        (1,286)                 (337)                5,395
----------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                            191                   196                     -
    Increase in loans due to directors
        and shareholders                                                   350                     -                     -
    Increase (decrease) in bank indebtedness                            (1,135)               12,650               (16,592)
    Increase in debt                                                     7,817                     -                     -
    Repayment of debt                                                     (872)                 (258)              (10,819)
----------------------------------------------------------------------------------------------------------------------------
                                                                         6,351                12,588               (27,411)
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                             4                  (482)               (2,009)
Cash and cash equivalents, beginning of year                             4,455                 4,459                 3,977
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                              $    4,459            $    3,977            $    1,968
============================================================================================================================

Supplementary information:
     Interest paid (net of amounts capitalized)                     $      787            $    1,217               $ 1,978
     Income taxes paid                                                     505                    12                    18
     Income taxes received                                                 242                     8                   349
     Non-cash transactions:
         Conversion of an accounts payable to debt                           -                     -                 6,626
         Increase in investment in television
           programming and debt                                              -                     -                 1,158
         Increase in note receivable on sale of
           property (note 9)                                                 -                     -                 1,000
         Increase in liabilities and receivable from
           co-producer (note 17(b))                                          -                     -                 1,675
         Discounts on debt                                                   -                   332                   213


               The accompanying notes are an integral part of the
                       consolidated financial statements

      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


1.   OPERATIONS

     Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.


2.   FUTURE OPERATIONS

     These consolidated financial statements have been prepared on the "going concern" basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to meet its obligations as they come due. There is substantial doubt about the appropriateness of the Company's use of the "going concern" assumption because of the significant losses from operations, material working capital and shareholder deficiencies as at August 31, 2002, contingency related to the listing of its shares (17(e)), non-compliance with certain debt covenants and dependence upon the continued financial support of its secured lenders. The Company only has sufficient cash resources to maintain its current level of operations until December 2002. As a result of these factors, realization of assets and discharge of liabilities are subject to significant uncertainty.

     Significant restructuring initiatives, including staff reductions, were carried out during the year ended August 31, 2002 in an effort to reduce operating costs. Management continues to review operations in order to identify additional strategies, including further cost reductions and obtaining future sales contracts, to increase cash flow, improve the Company's financial position and enable timely discharge of the Company's obligations. The Company has entered into a term sheet for a potential financing and restructuring transaction (note 21). There is no assurance the Company will be successful in its restructuring initiatives, its financing efforts and in achieving profitable operations. If the Company is unsuccessful, the Company may be required to significantly reduce or cease operations and liquidate assets or seek potential buyers of the Company.

     The Company has credit facilities with a Canadian chartered bank and loans from subordinated lenders, all of which are secured by charges on the assets of the Company. As discussed in notes 8 and 12, the credit facility balance and certain loans are due on demand pursuant to the original terms of their agreements. The Company was not in compliance with certain loan covenants at August 31, 2002. There is also no assurance that the Company will remain in compliance with its other debt covenants and repayment requirements, which if violated could result in such obligations being immediately due and payable.

     These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis is not appropriate. If the "going concern" basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Additionally, the amounts reported could materially change because of any plan of reorganization in the future, since the reported amounts in the consolidated financial statements do not give effect to adjustments to the carrying value of the underlying assets or amounts of liabilities that may ultimately result.



      PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

3.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of Presentation

     The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 20, comply, in all material respects, with generally accepted accounting principles in the United States of America.

     These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

     (b)  Revenue Recognition

          (i) Revenues from television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

          (ii) Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against earnings when the film is delivered and the revenue recognized.

          (iii) Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

     (c)  Cash Equivalents

          Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

     (d)  Investment in Television Programming and Productions in Progress

          Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

          For episodic television series, capitalized costs are limited to the amount of revenue contracted for each episode until estimates of secondary market revenue can be established. Costs in excess of this limitation are expensed as incurred.

          Participation and exploitation costs are capitalized when they are likely to be incurred and can be reasonably determined.

          The Company records amortization based on the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in television programming is recorded at the lower of remaining unamortized film costs and estimated fair value, determined on an individual program basis.

          Estimates of ultimate revenue to be received in respect of a particular film includes revenue from a market or territory only when persuasive evidence exists that such revenue will occur, or the Company has a history of earning such revenue in the market or territory.



PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


     (e)  Property and Equipment

          Property and equipment are stated at cost and amortized on the following basis:

         Buildings..............................................................5% declining balance
         Computers, furniture and equipment.....................................20% declining balance
         Production equipment...................................................20% declining balance
         Other..................................................................2-5 year straight line

          Equipment under capital lease is amortized using the above rates.

          The Company monitors the recoverability of long-lived assets based upon factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

     (f)  Deferred Costs

          Deferred costs represent financing costs, which are amortized to interest expense over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered, normally within three years of the first capitalized transaction for each project not yet set for production.

     (g)  Goodwill

          Goodwill is amortized on a straight-line basis over 10 years. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

          Effective July 1, 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants recommendations under Handbook 1581 "Business Combinations", and certain provisions of Handbook 3062 "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Handbook 1581 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Handbook 3062 changes the accounting for goodwill from an amortization method to an annual impairment test and is required for goodwill arising on business combinations made after June 30, 2001 and, otherwise to the Company will be applied prospectively effective September 1, 2002. Under Handbook 3062, the Company is required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of goodwill will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value.

     (h)  Government Assistance

          The Company has access to several government programs that are designed to assist film and television production in Canada. Amounts received in respect of government programs are recorded as revenue in accordance with the Company's revenue recognition policy for completed film and television programs. Refundable tax credits are recorded as a reduction of the cost of related films as described in note 3(d).


PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


     (i)  Income Taxes

          Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     (j)  Foreign Currency Translation

          The Company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the life of the asset or liability. For each of the fiscal years presented, the Company has no long-term monetary assets or liabilities denominated in a foreign currency.

     (k)  Net Earnings (Loss) per Common Share

          Effective September 1, 2001, the Company adopted the new Canadian Institute of Chartered Accountants recommendations relating to the calculation and disclosure of net earnings (loss) per share. The new recommendations have been applied retroactively and did not require a change to previously reported amounts. Under the revised policy, the calculation of basic net earnings (loss) per share has not been impacted. Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Under the new recommendations, the treasury stock method is used for the calculation of diluted net earnings (loss) per share instead of the imputed income approach used previously. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

          Shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings per share for all periods prior to the period in which the contingency is resolved and the shares are releasable from escrow. Contingent returnable shares are included in diluted earnings per share prior to release if conditions for their release have been achieved or would be if the contingency was not determined as at a later date.

     (l)  Stock-Based Compensation

          The Company accounts for stock-based compensation granted to certain directors, employees and other service providers in exchange for services rendered using the intrinsic value method set out in APB Opinion No. 25 and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the then current market price of the underlying stock exceeds the exercise price. As the Company's policy is to grant options and warrants with the exercise prices equal to the market price of the underlying stock on the date of grant, no expense is typically recognized for these type of awards.

     (m)  Comparative Figures

          Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year. For fiscal 2002, interest revenue earned on refundable tax credits have been reclassified from revenues to interest income.


PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)



     (n)  Use of Estimates

          The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

          Investments in television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management revises its estimates of the ultimate revenue to be received in respect of each film.

          Productions in progress, goodwill, and accounts and tax credits receivable are asset accounts that also require significant use of management estimates to determine recoverability.


4.   ACCOUNTS AND OTHER RECEIVABLES

                                                                                                       2001              2002
     -------------------------------------------------------------------------------------------------------------------------
     Trade receivables                                                                           $    4,448          $    559

     Note receivable (note 9)                                                                             -             1,000
     Tax credits receivable                                                                          23,729             2,312
     Income taxes recoverable                                                                            26                 -
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                  $  28,203         $   3,871
     =========================================================================================================================


     Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 3(d). All amounts are subject to final determination by the relevant tax authorities. During the year, tax credits aggregating $1,752,020 were recorded (2001 - $13,538,134).


5.   INVESTMENT IN TELEVISION PROGRAMMING

                                                                          2001                              2002
     -------------------------------------------------------------------------------------------------------------------------

                                                                               ACCUMULATED                       ACCUMULATED
                                                                  COST        AMORTIZATION         COST         AMORTIZATION
     -------------------------------------------------------------------------------------------------------------------------
     Television movies                                            $   7,910      $    6,376        $   8,274          $ 7,213

     Television series                                              164,926         162,793          167,297          166,026
     -------------------------------------------------------------------------------------------------------------------------
                                                                    172,836         169,169          175,571          173,239
     -------------------------------------------------------------------------------------------------------------------------

     Net book value                                                              $    3,667                          $  2,332
     =========================================================================================================================


     Investment in television programming is expected to be amortized not less than 80% within the next three years. The Company expects amortization of August 31, 2002 completed films will be approximately $2,000,000 in the next fiscal year ending August 31, 2003.

     As at August 31, 2002, the Company has no accrued participation costs that it expects to pay in the next year.



PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


6.   PROPERTY AND EQUIPMENT

                                                                          2001                              2002
     -------------------------------------------------------------------------------------------------------------------------
                                                                               ACCUMULATED                       ACCUMULATED
                                                                  COST        AMORTIZATION         COST         AMORTIZATION
     -------------------------------------------------------------------------------------------------------------------------
     Land                                                         $   5,203         $     -           $    -           $    -
     Buildings                                                        1,229             231                -                -
     Computers, furniture and equipment                                 488             322              483              341
     Production equipment                                             1,352             799            1,366              911
     Equipment under capital lease                                      325             108              267              113
     Other                                                              192              52              161               70
     -------------------------------------------------------------------------------------------------------------------------
                                                                      8,789           1,512            2,277            1,435
     -------------------------------------------------------------------------------------------------------------------------

     Net book value                                                               $   7,277                           $   842
     =========================================================================================================================



     During the year ended August 31, 2002, the Company sold its remaining two buildings (note 9).


7.   GOODWILL AND TRADEMARKS

     Effective September 1, 1996, the Company acquired 100% of the shares of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), for consideration of 22,500 common shares at a deemed price of $10.00 per common share and contingent consideration of 350,000 cancelable performance shares at a deemed price of $0.10 per common share. The shares were comprised of 50% Class A shares and 50% Class B shares. The performance shares were releasable from escrow at a rate of one share for every $10.00 of cash flow generated by Peace Arch Productions Inc. Goodwill recorded at the time of acquisition was $318,232.

     The Company recorded additional goodwill at the time the performance shares were releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining 150,000 shares were released from escrow.

     During the year ended August 31, 2001, the Company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in accordance with Company policy as described in note 3(g).

     During the year ended August 31, 2002, the Company wrote off the remaining unamortized cost of goodwill of $166,000 related to its 1995 acquisition of The Eyes Multimedia Productions Inc. in accordance with Company policy as described in note 3(g).


8.   BANK INDEBTEDNESS

     Bank indebtedness is drawn under a credit facility of up to $15 million (August 31, 2001 - $29.5 million) for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum with monthly payments of interest drawn under the credit facility. As at August 31, 2002, the prime rate was 4.50% (August 31, 2001 - 5.75%). The loans are secured by the refundable tax credits of $2,311,902, accounts receivable of $274,370, and distribution rights of the film properties with a carrying value of $2,218,845 as of August 31, 2002 to which the loans relate and a first priority general security agreement covering the assets of the Company.



PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


9.   DEFERRED GAIN

     In August 1999, the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum. The principal was due and repaid in the year ended August 31, 2000. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, was realized in 1999. The remaining amount of the gain on sale of $513,493 was deferred and amortized over the two-year minimum lease term. As at August 31, 2001, the deferred gain had been fully amortized.

     During the year ended August 31, 2002, the Company sold its remaining two properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,322. In January 2002, the second property was sold for gross proceeds of $4,722,200. As consideration, the Company received cash in the amount of $3,722,200 and a note in the amount of $1,000,000 bearing interest at 9% per annum commencing January 10, 2002. The note receivable secured by a second mortgage on the real property. The principal is due and payable January 1, 2004. At August 31, 2002, the Company continues to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments is greater than the gain on the sale of $523,483, the gain was deferred and is being amortized over the four-year minimum lease term. As at August 31, 2002, the unamortized balance of the deferred gain was $436,236.


10.  ACQUISITION OF MVP MOVIE VISTA PRODUCTIONS INC.

     Effective August 31, 2000, the Company acquired 100% of the issued and outstanding shares of MVP Movie Vista Productions Inc. for cash consideration of $476,975. Assets acquired included film rights and tax loss carry-forwards valued at $1,566,762. The benefit of the tax loss carry-forwards has not been recognized in the financial statements.


11.  FUTURE INCOME TAXES

     Temporary differences give rise to the following future income tax assets and liabilities at August 31:


     ====================================================================================================================
                                                                                               2001                2002
     --------------------------------------------------------------------------------------------------------------------
     FUTURE INCOME TAX ASSETS:

     Property and equipment                                                                 $   119             $   115
     Share issue costs                                                                          298                 193
     Investment in television programming                                                       278               1,330
     Deferred gain                                                                                2                   1
     Other                                                                                      112                 109
     Losses available for future periods                                                      9,110              10,313
     --------------------------------------------------------------------------------------------------------------------
     Gross future tax assets                                                                  9,919              12,061
     Valuation allowance                                                                     (9,851)            (11,996)
     --------------------------------------------------------------------------------------------------------------------
     Net future income tax assets                                                                68                  65

     FUTURE INCOME TAX LIABILITIES:
     Property and equipment                                                                     (68)                (65)
     Investment in television programming                                                         -                   -
     Other                                                                                        -                   -
     --------------------------------------------------------------------------------------------------------------------
                                                                                            $     -             $     -
     ====================================================================================================================





PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


     At August 31, 2002 the Company has approximately $26,952,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:


     2003                                                                                                            $    265
     2004                                                                                                                 393
     2005                                                                                                                 919
     2006                                                                                                               1,358
     2007                                                                                                               1,337
     2008                                                                                                              16,779
     2009                                                                                                               5,901
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                                    $  26,952
     =========================================================================================================================

     The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:



     ==========================================================================================================================
                                                                                            YEARS ENDED AUGUST 31,
                                                                                  2000              2001             2002
     --------------------------------------------------------------------------------------------------------------------------
      Corporate statutory income tax rate                                         (45.6)%           (45.0)%          (40.3)%
      Add (deduct) the effect of:
          Utilization of previously unrecognized tax losses                        (7.4)             (0.4)            (4.1)
          Expenses not deductible for income tax purposes                          13.5               2.4              5.6
          Change in valuation allowance on future tax assets                       48.3              45.3             29.0
      --------------------------------------------------------------------------------------------------------------------------
     Effective tax rate                                                             8.8%              2.3%            (9.8)%
     ==========================================================================================================================


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

12.  DEBT

                                                                                                          2001           2002
     -------------------------------------------------------------------------------------------------------------------------
     (i)  Mortgage due Nov 1, 2001 bearing interest at 7.55% per annum with aggregate monthly payments of principal and interest of $9, secured by
          a
          first mortgage on property.                                                                 $   863          $    -

     (ii) Mortgage due March 1, 2002 bearing interest at 7.95% per annum with aggregate monthly payments of principal and interest of $25, secured by a
          first mortgage on property.                                                                   2,392               -

     (iii)Debentures having a face value of $7,900 (recorded net of deemed debt discount) bearing interest at 14% per annum, payable quarterly, and 4% interest compounded quarterly, payable at maturity. The debt is secured by a charge on the assets of the Company, and is due Feb 16,
          2002 (notes
          13(c)(ii) and 13(c)(iii)).                                                                    7,799               -

     (iv) Debentures having an original face value of $5,687 (recorded net of deemed debt discount) bearing interest from 18% to 36% per annum, payable monthly. The debt is secured by a charge on the assets of the
          Company,
          subordinated to bank indebtedness (note 8) and due Dec 31, 2002.                                  -             537

     (v)  Term loan, bearing interest at 10% per annum, 8.5% payable monthly, and accruing 1.5% monthly and payable at such time as the debentures
          (iv) have been paid in full. The term loan, secured by a charge on the personal property of the Company, subordinated to debentures (iv) and bank
          indebtedness   (note 8), and a secured interest in certain copyrights to                          -           7,606
          productions, due Jun 30, 2004.

     (vi) Bank guarantee with Comerica Bank to a maximum of US$2,074 on behalf of a co-production partner, bearing interest at U.S. prime plus 1.5%
          per annum, payable monthly, secured by a charge on the assets of the co-production
          partner (note 5).                                                                                 -           1,675

     (vii)Capital leases to purchase equipment, bearing interest from 7.2 to 10.2% per annum,             161              74
          secured by the equipment acquired.
     -------------------------------------------------------------------------------------------------------------------------

                                                                                                      $11,215          $9,892
     =========================================================================================================================


     Of the $7,900,000 debentures issued (note 12(iii)), $350,000 was to related parties. Included with the issuance were warrants to purchase 210,000 Class A and 27,000 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). A value of $322,000 was attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount was amortized against income as interest expense over the term of the debentures. As at August 31, 2002, the debt discount has been fully amortized. Also in connection with the debt issue, the Company granted as contingent compensation warrants to purchase 105,000 Class A and 13,500 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). The warrants were only exercisable if the lenders agreed to an extension of the original maturity date of the debentures on February 16, 2002. Subsequent to August 31, 2001, the Company entered into a new loan agreement and cancelled 83,403 Class A and 542 Class B warrants granted as contingent consideration. Of the remaining 21,597 Class A warrants and 12,958 Class B warrants, 6,479 Class A warrants were re-priced to $1.20 and expire February 16, 2004.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

     As a result of breach of covenants with the former debenture holders (note 12(iii)), in November 2001 the Company renegotiated its remaining obligation of $5,687,000, with certain debt holders having their position repaid and assumed by another existing debt holder. Included with the renegotiated $5,687,000 debt (note 12(iv)) were warrants to purchase 230,000 Class B shares at an exercise price of $1.20 per share (note 13(c)(v)). A value of $212,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $65,513. The debentures bear interest at rates ranging from 18% to 36% percent, are due December 31, 2002 and require earlier payments of principal upon cash flow collections from certain current and future refundable tax credits claims, proceeds from certain asset sales received and other transactions by the Company. For accounting purposes, the debt re-negotiation transaction was accounted for as a modification of the original debentures, with any existing unamortized debt discounts and deferred financing costs amortized over the remaining term of the new debt instrument.

     At August 31, 2002, the Company was not in compliance with debt covenants with the debenture holders causing the obligation to be due on demand. The debentures were fully repaid subsequent to year end (note 21(b)).

     Included in debt outstanding at August 31, 2002 (notes 12(iii) and 12(iv)) are amounts owing to related party shareholders of $581,963 (2001 - $2,150,000)

     During the year-ended August 31, 2002, the Company entered into an agreement with an existing trade creditor whereby the creditor agreed to exchange its trade payable balance of $7,783,470 for a long-term promissory note obligation (note 12(v) having a security interest in copyrights to certain productions. The promissory note bears interest at 10% per annum and matures June 30, 2004. Subsequent to August 31, 2002 and pursuant to the promissory note obligation, the Company failed to make payments of principal of $500,000 and also interest owing. The Company has entered into a proposed debt restructuring transaction with this creditor subsequent to August 31, 2002 (note 21(a)(iii)).

     The Company is also required to make other future principal repayments as follows:

     December 31, 2002                                                                                          1,000,000
     June 30, 2003                                                                                              1,000,000
     December 31, 2003                                                                                          1,000,000
     March 31, 2004                                                                                             1,500,000
     June 30, 2004                                                                                              2,606,000
     =====================================================================================================================



     The creditor is entitled to accelerated repayments under certain situations, including the right to 100% of amounts collected by the Company on the $1,000,000 note receivable (note 4).

     Principal due in each of the next five fiscal years ending August 31 on debt is approximately as follows:

     2003                                                                                                       $  4,786
     2004                                                                                                          5,106
     2005                                                                                                              -
     2006                                                                                                              -
     2007                                                                                                              -
     --------------------------------------------------------------------------------------------------------------------
                                                                                                                $  9,892
     ====================================================================================================================



     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


13.  SHARE CAPITAL

     (a)  Issued

          Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements has been restated to reflect the share consolidation and reclassification.


     ========================================================================================================================
                                                              CLASS A                       CLASS B
                                                      NUMBER OF                    NUMBER OF                       TOTAL
                                                       SHARES         AMOUNT         SHARES         AMOUNT         AMOUNT
     ------------------------------------------------------------------------------------------------------------------------
     Balance, August 31, 1999                           1,517,965        13,682    2,267,978          17,796        31,478

     Change during the year:
     Issued for cash on exercise of stock options               -             -       36,800             202           202
     Converted                                           (130,174)       (1,173)     130,175           1,173             -
     Less share issue costs, net of tax benefit                 -            29            -             (35)           (6)
     ------------------------------------------------------------------------------------------------------------------------

     Balance, August 31, 2000                           1,387,791        12,538    2,434,953          19,136        31,674

     Change during the year:
     Issued for cash on exercise of stock options               -             -       65,100             196           196
     Converted                                           (281,916)       (2,611)     281,916           2,611             -
     Less share issue costs, net of tax benefit                 -            63            -            (63)             -
     ------------------------------------------------------------------------------------------------------------------------

     Balance, August 31, 2001                           1,105,875         9,990    2,781,969          21,880        31,870

     Change during the year:
     Converted                                            (14,000)         (129)      14,000             129             -
     Less share issue costs, net of tax benefit                 -             3            -              (3)            -
     ------------------------------------------------------------------------------------------------------------------------

     Balance, August 31, 2002                           1,091,875      $  9,864    2,795,969        $ 22,006      $ 31,870
     ========================================================================================================================


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


     (b)  Options

          In 1997, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 115,950 Class A and 650,000 Class B shares authorized but unissued common stock. Stock options are granted with an exercise price in Canadian dollars equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or after up to 21 months.

          As at August 31, 2002, the following stock options were outstanding.

     =======================================================================================================================
                                            EXERCISE          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                               PRICE
     Expiry Date                           PER SHARE        CLASS A          CLASS B           CLASS A          CLASS B
     -----------------------------------------------------------------------------------------------------------------------
     January 13, 2003                           5.50                 -          106,700                 -          106,700
     February 2, 2003                        US 5.00                 -           10,500                 -           10,500
     March 23, 2003                             9.50            28,000           28,000            28,000           28,000
     July 27, 2003                              5.00                 -           27,000                 -           27,000
     November 19, 2003                          7.50             2,800            2,800             2,800            2,800
     December 21, 2003                          3.00                 -           14,100                 -           14,100
     February 16, 2004                          9.50             5,000            5,000             5,000            5,000
     March 29, 2004                             3.35                 -           25,000                 -           25,000
     April 9, 2004                              3.60                 -           20,000                 -           20,000
     April 12, 2004                             3.60                 -          122,500                 -          122,500
     July 24, 2004                              4.75                 -           14,000                 -           14,000
     August 21, 2005                            0.30                 -          274,400                 -                -
     -----------------------------------------------------------------------------------------------------------------------
                                                                35,800          650,000            35,800          375,600
     =======================================================================================================================
     Weighted average remaining contractual life            0.70 years       2.00 years        0.70 years       0.60 years
     =======================================================================================================================


     =======================================================================================================================
                                                                    CLASS A                             CLASS B
                                                                          WEIGHTED-AVERAGE                   WEIGHTED-AVERAGE
                                                                             EXERCISE                        EXERCISE PRICE
                                                           NUMBER OF           PRICE           NUMBER OF
                                                             SHARES                             SHARES
     -----------------------------------------------------------------------------------------------------------------------

     Balance, August 31, 1999                                  158,350             11.11          158,350            11.11
     Granted                                                         -                 -          346,570             6.08
     Exercised                                                       -                 -          (36,800)           (5.50)
     Expired or cancelled                                       (31,900)          (10.90)         (61,850)           (8.54)
     -----------------------------------------------------------------------------------------------------------------------
     Balance, August 31, 2000                                  126,450             11.17          406,270             7.72
     Granted                                                         -                 -          302,600             3.49
     Exercised                                                       -                 -          (65,100)           (3.00)
     Expired or cancelled                                      (51,825)           (12.57)        (112,345)           (9.70)
     -----------------------------------------------------------------------------------------------------------------------
     Balance, August 31, 2001                                   74,625             10.20          531,425             5.47
     Granted                                                         -                 -          284,400             0.30
     Exercised                                                       -                 -                -                -
     Expired or cancelled                                      (38,825)           (10.98)        (165,825)           (6.86)
     -----------------------------------------------------------------------------------------------------------------------
     Balance, August 31, 2002                                   35,800              9.34          650,000             2.77
     =======================================================================================================================


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)




          Excluded from the above option tables are 38,100 Class B options expiring August 21, 2005, which were issued subject to the approval of the shareholders of the Company, unless an equivalent amount of options become available due to the expiry or cancellation of outstanding options.

          At August 31, 2002, a total of 411,400 options were exercisable (August 31, 2001 - 599,383; August 31, 2000 - 467,071) at a weighted average exercise price of $4.78 (August 31, 2001 - $6.08; August 31, 2000 - $8.79).

     (c)  Warrants

          (i) In 1999, 750,000 Class B shares were issued by way of public offering. In connection with the public offering, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable to August 3, 2004.

          (ii) In connection with the debentures issued in 2000 (note 12(iii)), the Company issued share purchase warrants to purchase an aggregate 210,000 Class A shares and 27,000 Class B shares, all at an exercise price of $5.00 per share, exercisable for a period of 42 months from August 16, 2000.

          (iii) In 2001, in connection with the debentures issued in 2000 (note 12(iii)), the Company granted as consideration to the debentureholders for a release of certain security interests warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants are exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no expense has been recorded.

          (iv) Also during 2001, the Company granted as partial compensation to retain an investment banker as its financial advisor a warrant to purchase up to 100,000 Class B shares at an exercise price of $US 2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no compensation expense has been recorded.

          (v) During the year, in connection with the debentures issued (note 12(iv)), the Company issued share purchase warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 per share, exercisable to Jun 30, 2003.

          For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table.

     =======================================================================================================================
                                            EXERCISE              2000              2001                 2002
                                               PRICE
     Expiry Date                           PER SHARE                                           CLASS A          CLASS B
     -----------------------------------------------------------------------------------------------------------------------
     October 21, 2000                      $    6.25           100,000                -                 -                -
     August 16, 2002                            5.30                 -          100,000                 -                -
     June 30, 2003                              1.20                 -                -                 -          230,000
     February 16, 2004 (note 12)                1.20                 -                -             6,479                -
     February 16, 2004                          5.00           342,000          342,000           225,118           39,958
     August 3, 2004                          US 6.75            75,000           75,000                 -           75,000
     April 16, 2006                          US 2.72                 -          100,000                 -          100,000
     -----------------------------------------------------------------------------------------------------------------------
                                                               517,000          617,000           231,597          444,958
     =======================================================================================================================



     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)



     (d)  Dividends

          Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.


14.  INTEREST EXPENSE

     =========================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                       2000             2001             2002
     -------------------------------------------------------------------------------------------------------------------------
     Interest expense:
         Long-term debt                                                             $   369         $  1,707         $  1,630
         Amortization of deferred finance costs and debt discounts                       76              579              720
         Other                                                                          518                9               14
     Interest capitalized                                                                82            1,066              671
     -------------------------------------------------------------------------------------------------------------------------


15.  NET LOSS PER COMMON SHARE

     Basic loss per common share has been calculated by dividing into net loss the weighted average number of common shares outstanding. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share are the same as the exercise of all warrants or options would be anti-dilutive. The weighted average number of shares outstanding for each of the years presented is as follows:

                                                                                          YEARS ENDED AUGUST 31,
                                                                                      2000              2001             2002
     --------------------------------------------------------------------------------------------------------------------------
     Basic                                                                       3,794,714         3,843,929        3,887,844
     Diluted                                                                     3,794,714         3,843,929        3,887,844
     --------------------------------------------------------------------------------------------------------------------------


16.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

     ==========================================================================================================================
                                                                                             YEARS ENDED AUGUST 31,
                                                                                     2000              2001              2002
     --------------------------------------------------------------------------------------------------------------------------
     Accounts  and other receivables                                             $    2,641       $  (11,760)      $   25,332

     Productions in progress                                                        (12,191)
                                                                                                      12,598            1,683
     Prepaid expenses and deposits                                                     (590)                              253
                                                                                                         423
     Accounts payable and accrued liabilities                                         3,421            2,781           (3,600)
     Deferred revenue                                                                 4,358           (5,147)          (1,994)
     --------------------------------------------------------------------------------------------------------------------------
                                                                                 $   (2,361)      $   (1,105)      $   21,674
     ==========================================================================================================================

17   COMMITMENTS AND CONTINGENCIES

     (a)  Government Assistance

     During the year ended August 31, 2002, the Company received $94,907 (2001 - $1,369,470; 2000 - $1,369,471) in production assistance and nil (2001 -
     $2,350,000; 2000 - $100,000) in equity participation from government sources. The production assistance is not repayable and the equity participation is repayable from distribution revenues in respect of which the financing was made.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

     Deferred revenue as at August 31, 2002 includes $151,852 (2001 - nil; 2000
     - $1,369,471) related to production assistance and nil (2001 - nil; 2000 - $100,000) in equity participation obtained from government sources during the year.

     (b)  Loan Guarantee

     The Company guaranteed a loan to a maximum of US$2,074,750 on behalf of a co-production partner during the year ended August 31, 2001. During the fiscal year ended August 31, 2002, the co-production partner defaulted on its loan payments. As a result, the Company agreed to make interest payments on behalf of the co-producer partner to keep the loan current. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,074,791) (note 12(vi)) and the Company has recognized its obligation as an increase in debt and an increase in receivable from co-producer. The receivable balance was written off at August 31, 2002, as the amount was not deemed recoverable. The amount owing of $1,675,000 (US$1,074,791) is currently due and payable under the original terms of the agreement with the co-producer.

     (c)  Legal claims

     Western International Syndication

     The Company has filed a claim against Western International Syndication ("WIS") asserting chain of title to The Immortal ("Series"), a television series that was produced and distributed by the Company in the United States. The Company also asserts that WIS is liable for damages as a result of the manner in which it syndicated the first season of the Series. WIS has responded to the Company's claims by asserting counterclaims against the Company for breach of contract, fraud and is seeking a declaration that it controls the rights to any future distribution of the Series in the United States. The Company believes the claim is without merit. A trial date of April 15, 2003 has been established for the declaratory relief claim only.

     The Company has determined that it is not possible at this time to predict the final outcome of these legal proceedings, including the outcome of WIS's claim of title to the Series. It is not possible to establish a reasonable estimate of the possible damages, if any, or reasonably estimate the range of damages that may be awarded. Accordingly no provision with respect to this lawsuit has been made in the Company's consolidated financial statements.

     Forgotten Kingdom Productions I. Inc. et al.

     On December 2, 2001 Forgotten Kingdom Productions I. Inc. and Danny Virtue and Lloyd Simandl instituted an action against the Company in the British Columbia Supreme Court for failing to finance and co-produce a television series entitled Ariana's Quest. The Plaintiffs seek damages of approximately US$1,500,000 in lost fees, lost development costs of $100,000, breach of contract of $25,000 and lost profits. The Company believes the claim is without merit.

     The Company has determined that it is not possible at this time to predict the final outcome of these legal proceedings. It is not possible to establish a reasonable estimate of the possible damages, if any, or reasonably estimate the range of damages that may be awarded. Accordingly no provision with respect to this lawsuit has been made in the Company's consolidated financial statements.

     Viacom, Inc.

     On October 2, 2001 the Company initiated an action against Viacom Inc., MTV Networks, VH1 Music First, et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants' failure to honour a contract for the co-financing of the television series Big Sound. A recovery or award to the Company, if any, will be recognized in the statement of operations when it is realized.

     Other

     The Company is a party to other legal proceedings in the ordinary course of its business but does not expect that the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)



     (d)  Operating lease commitments

          The Company is committed to operating lease payments for premises in the following approximate amounts:

     2003                                                                                                        $   265
     2004                                                                                                            271
     2005                                                                                                            272
     2006                                                                                                            145
     2007                                                                                                              -
     --------------------------------------------------------------------------------------------------------------------
                                                                                                                 $   953
     ====================================================================================================================

     (e)  Listing requirements

          The Company has been advised by the Toronto Stock Exchange ("TSX") that the Company currently does not meet the eligibility requirements for the continued listing of its Class A and Class B shares on the TSX. The Company has been granted a 45 day extension from December 27, 2002 to meet the eligibility requirements, but the TSX may limit this extension if the proposed transaction under 21(a) is not completed. If the Company cannot meet TSX requirements before the expiration of the 45 day extension, the TSX has indicated that the Company's securities will be suspended from trading. The Company will have an opportunity to make a submission to TSX before any final suspension decision is made.


18.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          As at August 31, 2002, 2001 and 2000, the Company's financial instruments included cash and cash equivalents, accounts and other receivables, bank indebtedness, and accounts payable and accrued liabilities. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 2002, the fair value of tax credits receivable is estimated to be $2,301,000 (August 31, 2001 - $22,643,000) based on discounted cash flows to the expected timing of receipt of the tax credits.

          Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

     (b)  Concentration of Credit Risk

          Although all of its revenue is generated from production in Canada, the Company derived over 64% (2001 - 77%, 2000 - 84%) of its revenues from export sales to the U.S. and Europe.

          In the year ended August 31, 2002, one customer represented 45%, two customers represented 14% each, and a fourth represented 8% of total revenues.

          In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% of total revenues.

          In the year ended August 31, 2000, one customer represented 48%, a second represented 21%, a third represented 13%, and a fourth represented 7% of total revenues.



     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

          At August 31, 2002, approximately 59% (August 31, 2001 - 84%) of accounts and other receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

          Substantially all capital assets and goodwill of the Company is located in Canada.

     (c)  Currency Risk

          During the year ended August 31, 2002, the Company derived approximately 64% (2001 - 59%; 2000 - 41%) of its revenues in U.S. funds. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company earns revenue in foreign currencies and employs from time to time derivative instruments to reduce its exposure to foreign currency risk. The Company had no derivative instruments outstanding at August 31, 2002, 2001 and 2000.

     (d)  Interest Rate Risk

          The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 8 and 12.


19.  SEGMENTED INFORMATION

     The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world (note 18(b)). Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

                                                                         PRODUCTION    PROPRIETARY
     2000                                                                 SERVICES     PROGRAMMING       OTHER        TOTAL
     -------------------------------------------------------------------------------------------------------------------------
     Revenue                                                              $   2,853     $  31,723       $    87     $  34,663
     Gross profits                                                              696           579            87         1,362
     Total assets                                                             1,553        49,678           109        51,340
     -------------------------------------------------------------------------------------------------------------------------

    2001
     -------------------------------------------------------------------------------------------------------------------------
     Revenue                                                              $   9,017     $  45,860       $    23     $  54,900
     Gross profits                                                              620        (5,110)           23        (4,467)
     Total assets                                                            10,349        35,354         1,567        47,270
     -------------------------------------------------------------------------------------------------------------------------

     2002
     -------------------------------------------------------------------------------------------------------------------------
     Revenue                                                              $   3,582     $   2,781      $    131     $   6,494
     Gross profits                                                              398        (1,139)          131         (610)
     Total assets                                                               658         8,539         1,566        10,763
     -------------------------------------------------------------------------------------------------------------------------

     Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

     Revenues from other business include interest earned on short-term investments.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)



20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material differences to these consolidated financial statements are as follows:

     (a)  Application of US GAAP:

          (i) As described in note 9, for Canadian accounting purposes, during the years ended August 31, 1999 and 2002, the Company recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized due to the existence of the note receivable. Under US GAAP, this transaction would be accounted for using the deposit method. Under the deposit method, the transaction would not be recognized as a sale. As a result, the Company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sales-lease back accounting is appropriate.

          (ii) During the year ended August 31, 2001, the Company early adopted Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films" which established new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For US GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

          (iii) As described in note 13(c)(iv), the Company granted warrants for release of certain security interests or to retain an investment banker as its financial advisor. As discussed in note 3(l), for Canadian accounting purposes, the Company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For US GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

                During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share (note 12). Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights (note 13(c)(iii)). For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the Company's policy is described in note 3(l).



     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


         The effect of these differences on net earnings (loss) and earnings
         (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:

     ==========================================================================================================================
                                                                                            YEARS ENDED AUGUST 31,
                                                                                      2000             2001              2002
     --------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss), Canadian GAAP                                          $  (3,268)      $   (14,280)       $   (7,021)
     Gain on sale of asset, net of income tax (note 20(a)(i))                          187                 -               (53)
     Adjustment to eliminate retroactive change in accounting for film
     costs, net of                                                                   4,080                 -                 -
       income tax (note 20(a)(ii))
     Stock compensation expense to service providers (note 20(a(iii))                    -               (24)              (44)
     Additional debt discount - warrants (note 20(a)(iii)                                                (60)             (133)
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss) before cumulative adjustment to reflect change in
       accounting for films costs, US GAAP                                             999           (14,364)           (7,251)
     Cumulative adjustment to reflect change in accounting for film costs
       (note 20(a)(ii))                                                                  -           (10,736)                -
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss), US GAAP                                                $     999        $  (25,100)       $   (7,251)
     ==========================================================================================================================


     Basic net earnings (loss) per share, US GAAP:

     ==========================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                      2000             2001              2002
     --------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss) before cumulative adjustment to reflect change in
         accounting for films costs, US GAAP                                     $    0.26        $    (3.74)       $    (1.87)
     Cumulative adjustment to reflect change in accounting for film costs                -             (2.79)                -
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss), US GAAP                                                $    0.26        $    (6.53)       $    (1.87)
     ==========================================================================================================================


     Diluted net earnings (loss) per share, US GAAP:

     ==========================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                      2000             2001              2002
     --------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss) before cumulative adjustment to reflect change in
         accounting for films costs, US GAAP                                     $    0.26        $    (3.74)       $    (1.87)
     Cumulative adjustment to reflect change in accounting for film costs                -             (2.79)                -
     --------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss), US GAAP                                                $    0.26        $    (6.53)       $    (1.87)
     ==========================================================================================================================


     NET LOSS PER COMMON SHARE, US GAAP

     The weighted average number of shares outstanding for each of the years presented is as follows:

     ==========================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                      2000              2001             2002
     --------------------------------------------------------------------------------------------------------------------------
     Basic                                                                       3,794,714         3,843,929        3,887,844
     Diluted                                                                     3,808,430         3,843,929        3,887,844
     --------------------------------------------------------------------------------------------------------------------------


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)



     Under US GAAP, total assets and shareholders' equity would be:

     ==========================================================================================================================
                                                                                                             AUGUST 31,
                                                                                                       2001              2002
     --------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                                 $  47,270        $   14,774
     Liabilities                                                                                     45,603            20,070
     Shareholders' equity (deficiency)                                                                1,667            (5,296)
     --------------------------------------------------------------------------------------------------------------------------


     (b)  Stock-Based Compensation

          As described in notes 12 and 13, the Company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of employee stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25 and related interpretations. As options and warrants are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for employee compensation expense is required.

          Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied to employee awards must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

          The Company's calculations applied are based on the expected life of all options granted equaling 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates are:

     ==========================================================================================================================
                                                                                         YEARS ENDED AUGUST 31,
                                                                                      2000             2001              2002
     -------------------------------------------------------------------------------------------------------------------------
     Volatility %                                                                       57              104               189
     Risk free interest rate %                                                        6.38             4.40              3.38
     -------------------------------------------------------------------------------------------------------------------------

          Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

     ==========================================================================================================================
                                                                                        YEARS ENDED AUGUST 31,
                                                                                     2000             2001              2002
     -------------------------------------------------------------------------------------------------------------------------
     Earnings (loss), US GAAP                                                    $    999        $  (25,100)      $   (7,251)
     Stock compensation expense                                                      (753)             (589)             (22)
     -------------------------------------------------------------------------------------------------------------------------

     Pro forma earnings (loss), US GAAP                                          $    246        $  (25,689)          (7,273)
     =========================================================================================================================
     Pro forma basic earnings (loss) per share, US GAAP                         $    0.06        $    (6.68)           (1.87)
     =========================================================================================================================

          The per share weighted average fair value of stock options granted during 2002 was $0.30 (2001 - $3.58; 2000 - $5.78) on the date of grant using the Black Scholes option-pricing model with the assumptions reported above.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


     (c)  Supplementary Information - Allowance for Doubtful Accounts:

          Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

     =========================================================================================================================
                                                                                         YEARS ENDED AUGUST 31,
                                                                                     2000              2001             2002
     -------------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               $     304          $     66         $     50
     Charges to expenses:
               Expensed                                                                25               911            1,823
               Recovered/written-off                                                 (263)             (927)          (1,676)
     -------------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                      $     66          $     50         $    197
     =========================================================================================================================


     (d)  Recent Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires companies to test goodwill for impairment annually in lieu of amortization at a reporting unit level. Goodwill is impaired if the reporting unit's fair value is less than its carrying amount, and if impaired, the Company would recognize an impairment loss by writing down the goodwill to its implied fair value. SFAS No. 142 is effective in fiscal years beginning after December 15, 2001. The SFAS No. 142 is substantively consistent with the CICA Handbook in Canada (note 3(g)).

          SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No.
          143) establishes accounting standards for recognition and measurement of a liability for asset retirement cost. SFAS No. 143 is effective for fiscal years commencing after June 15, 2002. SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS No.
          144), addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years commencing after December 15, 2001.

          In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which addresses the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

          The Company does no believe that the adoption of SFAS No. 142, SFAS No. 143, SFAS No. 144, or SFAS No. 146 will have a material affect on the Company's financial results.

          In November 2001, the Accounting Standards Board ("AcSB") in Canada issued final amendments to Handbook Section 1650, Foreign Currency Translation, that eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. This change is required to be applied to all financial statements for fiscal years beginning on or after January 1, 2002, with retroactive restatement of prior periods. The amendments also add a requirement to disclose exchange gains and losses. The Company does not believe that the amendments to the Handbook Section will have a material impact on the Company's financial results.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


          In December 2001, the AcSB issued new Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This new Section establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services. The new section requires a fair value based method of accounting for all awards granted to other than employees ("non-employees"), and for certain, but not all, awards granted to employees. For all other types of awards ("exempt awards"), the enterprise may elect not to apply the fair value based method as a matter of policy. HB 3870 is effective for fiscal years beginning on or after January 1, 2002, and applies to awards granted on or after the date of adoption. Certain types of awards granted prior to, but remain outstanding at, the date of adoption, however, will be captured within the scope of the new standard. The Company does not have any of these certain types of awards outstanding at August 31, 2002.


21.  SUBSEQUENT EVENT

     (a) Subsequent to August 31, 2002, the Company has entered into agreements with regard to a series of transactions, which are all subject to shareholder and regulatory approval. Pursuant to such agreements, the Company has agreed to affect a private placement financing, an asset acquisition, a debt restructuring and the release and reconstitution of a loan guarantee (collectively the "Proposed Transactions"), as described below. The Proposed Transactions are each contingent upon certain of the other transactions and will close concurrently.

          (i)   Proposed Private Placement Financing

                The Company has agreed to issue 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

          (ii)  Asset Acquisition

                The Company has agreed to acquire a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") and/or its subsidiaries, unrelated third parties, in exchange for consideration of 8,333,333 Class B Subordinate Voting Shares of the Company at a deemed price of $0.30 per share. The assets include five films that are in production, certain loans, tax credits and accounts receivable and the future business activities of Greenlight Film and Television Inc., a wholly owned subsidiary of CPC. The assets, described herein, are represented by CPC to have a value of not less than $2,500,000.

          (iii) Debt Restructuring

                Subsequent to August 31, 2002, the Company entered into an agreement to restructure its $7.6 million of term debt due to FremantleMedia Enterprises Ltd. ("Fremantle"). Fremantle has agreed that the scope of its debt and collateral charged will be restricted to the business, assets, and undertakings of the Company as they exist immediately prior to the closing of the acquisition and financing transactions and any proceeds derived from the pre-existing business of the Company after closing the transactions described in note 21(a)(i) and (a)(ii). The Company has agreed that if there is any amount of the Fremantle Debt which remains outstanding as of December 31, 2004, Fremantle will for a period of ninety (90) days have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the thirty (30) days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

          (iv)  Release and Reconstitution of a Loan Guarantee

                The Company has entered into a release and reconstitution agreement with Comerica Bank - California ("Comerica") which will reconstitute the Company's guarantee of a third party loan in the amount of a US$1,075,000 million liability. Repayment of the liability will be restricted to the specific exploitation rights secured under the original loan agreement and, subject to priority interests including repayment to Fremantle, to income streams from the business, assets, and undertakings of the Company as they exist immediately prior to the closing of the transactions described in note 21(a)(i) and (a)(ii). If there is any


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

                       PEACE ARCH ENTERTAINMENT GROUP INC.

      (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)


               amount of the Comerica liability which remains outstanding as of December 31, 2005, Comerica will for a period of ninety (90) days have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at a price of $5.00 per share.

     (b) Subsequent to August 31, 2002, the Company fully repaid its outstanding debentures at August 31, 2002 of $537,000 and accrued interest.


     PEACE ARCH ENTERTAINMENT GROUP INC. ANNUAL REPORT FOR THE YEARS ENDED
                         AUGUST 31, 2000, 2001 AND 2002

     CORPORATE INFORMATION



     BOARD OF DIRECTORS AND OFFICERS

     Juliet Jones, President, Chief Executive Officer & Director
     W.D. Cameron White, Chairman & Director
     Derek Douglas, Director
     Alan Hibben, Director
     Vincent Lum, Director


     CORPORATE OFFICE

     Suite 500 - 56 East 2nd Avenue
     Vancouver, British Columbia
     Canada  V5T 1B1
     Phone:     (604) 681-9308
     Fax:       (604) 681-3299
     E-Mail:    investorrelations@peacearch.com


     REGISTRAR AND TRANSFER AGENT

     CIBC Mellon Trust Company
     Phone:     (604) 891-3025
     Toll free: (800) 387-0825


     AUDITOR

     KPMG Chartered Accountants
     777 Dunsmuir Street
     Vancouver, British Columbia
     Canada  V7Y 1K3


     SHARES LISTED

     TSE:     PAE.A, PAE.B
     AMEX:    PAE












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